UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
Or

❑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-34400

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
INGERSOLL-RAND INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING UNIT EMPLOYEES AT THE BUFFALO, NEW YORK PLANT
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
INGERSOLL-RAND PLC
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Index
December 31, 2016 and 2015

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Administrator
Ingersoll-Rand Individual Account Retirement Plan for
Bargaining Unit Employees at the Buffalo, New York Plant
Davidson, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Very truly yours,

/s/ Cherry Bekaert LLP

Charlotte, North Carolina
June 23, 2017

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets
Investments:
Plan’s interest in Ingersoll-Rand Employee Savings Plan Master Trust (Note 4), at fair value	$43,942,298	$41,805,961
Receivables
Employer contributions receivable	16,568	20,235
Employee contributions receivable	19,921	23,041
Notes receivable from participants	369,333	376,025
Total Receivables	405,822	419,301
Net assets available for benefits	$44,348,120	$42,225,262
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2016 and 2015

	2016	2015
Additions to net assets attributable to:
Plan's interest in investment income of the Ingersoll-Rand Employees Savings Plan Master Trust (Note 4)	$3,044,030	$985,118
Interest income on notes receivable from participants	19,690	18,657
Contributions:
Participant	1,115,394	975,007
Employer	686,439	835,955
Total additions	4,865,553	2,814,737
Deductions from net assets attributable to:
Participant withdrawals and distributions	2,732,906	2,938,316
Administrative expenses	9,789	8,866
Total deductions	2,742,695	2,947,182
Net increase (decrease) in net assets	2,122,858	(132,445)
Net assets available for benefits
Beginning of year	42,225,262	42,357,707
End of year	$44,348,120	$42,225,262
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2016 and 2015

1	Description of the Plan
The following description of the Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant (the “Plan”) provides only general information. More complete descriptions are found in the governing Plan documents and the summary plan description.
History
The Plan is sponsored by Ingersoll-Rand Company, a U.S. subsidiary of Ingersoll-Rand plc ("IR-plc") (IR-plc, Ingersoll-Rand Company and its participating affiliates are collectively referred to as the "Company").
Prior to January 1, 2015, the Plan was sponsored by Cameron International Corporation. On January 1, 2015, the Cameron International Corporation completed the sale of its Centrifugal Compression business to the Company. At the time of the sale, the Company assumed the Plan.
General
The Plan is a defined contribution plan with a 401(k) feature generally covering eligible union employees belonging to Local Lodge No. 330, District 65 of the International Association of Machinists and Aerospace Workers, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan. The Plan’s assets are part of the Ingersoll-Rand Employee Savings Plan Master Trust ("Master Trust").
The Ingersoll-Rand Company Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof on behalf of the Company. The IR-plc Benefits Design Committee approves recommended design changes to the Plan. The Plan requires that the Ingersoll-Rand Stock Fund be an investment option under the Plan. The other investment options available under the Plan from time to time are selected by the IR-plc Benefits Investment Committee. The IR-plc Benefits Investment Committee monitors the investment options offered in the Plan other than those offered through the self-directed brokerage link. Participants direct investments among the Plan's investment options. The Plan intends to meet the requirements and regulations of ERISA Section 404(c).
Contributions
The Company makes weekly contributions to each participant's account based on hours actively worked and specific contribution rates as defined in the Plan document. Contribution hours consist of hours actively worked, including overtime and hours paid for vacation, personal days or holidays, but exclude sick time for which the employee may be paid. Participants are credited with one year of vesting service for every calendar year in which they complete 1,000 or more hours of service. Company contributions are allocated among the investment fund options that have been selected by each employee. If a participant does not have an investment election on file, company contributions are invested in the Plan's default investment fund as determined by the Committee.
Participants are allowed to rollover Plan amounts from certain other tax-qualified plans. The Plan allows for employee pre-tax contributions based on contribution hours and elected contribution rates which can vary between $.010 to $10 per contribution hour. For purposes of employee contributions only, contribution hours also include time paid for jury duty, bereavement or military service. Electing to contribute is voluntary, and these contributions are immediately 100% vested.
Participants may change their contribution amounts at any time by contacting Fidelity. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan’s assets are held in the Master Trust, together with assets from other participating defined contribution plans sponsored by the Company or its affiliates and intended to qualify under IRC Section 401(a).
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses), net of investment management fees. Each participant’s account is charged with any fees associated with participant withdrawals and disbursements and applicable administrative expenses. Allocations are based on participant contribution hours, earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2016 and 2015

Vesting
Participants are immediately vested in their own elective contributions plus actual earnings thereon. All active participants in the Plan vest in the employer contributions as outlined below:

Pre January 1, 2009 Contributions:	Post December 31, 2008 Contributions:

33.33% after 3 years of service	33.33% after 2 years of service
66.67% after 4 years of service	66.67% after 3 years of service
100.00% after 5 years of service	100.00% after 4 years of service
In addition, participants shall become fully vested in employer contributions upon death, total and permanent disability (as defined by the Plan) or termination of employment on or after attaining age 65.
Notes Receivable from Participants
Subject to certain limitations, participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 (reduced by the excess of the highest outstanding loan balance during the preceding twelve months) or 50% of their vested eligible account balance. Participants are permitted to have one outstanding loan at any given time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms are 60 months. Employer contributions are not available for loans. The loans are secured by the balance in the participant’s account and bear a fixed interest rate as determined by the Plan Administrator. At December 31, 2016, outstanding loans bore interest rates ranging from 5.25% to 5.50%. Principal and interest are paid ratably through payroll deductions. Principal and interest are paid ratably through payroll deductions.
Participant Withdrawals and Distributions
On termination of service, plan distributions may be in the form of an annuity or a lump sum distribution. In the case of an employee's termination because of death, the entire account balance is paid to the valid designated beneficiary under the Plan or, if none is designated, then pursuant to the terms of the Plan. In case of termination because of any reasons other than death, the participant is entitled to the vested balance.
Forfeited Accounts
At December 31, 2016 and 2015, forfeited non-vested accounts were $4,399 and $94,973, respectively. Forfeited non-vested amounts may be used to reduce future employer contributions. In 2016 and 2015, employer contributions were reduced by $202,951 and $1,217, respectively from forfeited non-vested accounts.

2	Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Valuation of Investments
Plan investments are included in the Master Trust, which provides unified investment management. Fidelity invests plan assets in various trust investment options at the direction of plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.
Investments in the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by investment advisors and custodians. See Notes 3 and 4 for discussion of fair value measurements.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2016 and 2015

Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the record date and interest income is recorded when earned.
Certain investment management fees and expenses charged to the Plan for the investment in the Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain investment management fees and operating expenses are reflected as a reduction of investment returns for such investments in the form of an expense ratio.
The Statements of Changes in Net Assets Available for Benefits include unrealized appreciation or depreciation in accordance with the policy of stating investments at fair value. Net appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Master Trust are paid for by the Company and are excluded from these financial statements. General administrative fees are deducted quarterly from Plan accounts (and are included in these financial statements) and/or paid by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Participant directed transaction expenses such as loan fees and withdrawal fees may be paid for by the participant and are included in these financial statements.
Participant Withdrawals and Distributions
Distributions are recorded in the Plan's financial statements when paid. There were no approved and unpaid amounts as of December 31, 2016 and 2015.
Transfer of Assets from Other Plans
Employees may transfer their savings from other plans qualified under the IRC.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (“NAV”) (or its equivalent) as a practical expedient in Accounting Standards Codification 820, Fair Value Measurement, from categorization within the fair value hierarchy. Instead, such investments will be provided as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. This guidance requires retrospective application and is effective for annual reporting periods beginning on or after December 15, 2015. As such, the Plan has removed all investments from the fair value heirarchy for which fair value is measured using the NAV per share practical expedient. The adoption has been reflected in Note 4.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient.  Part I eliminated the requirement to measure and disclose the fair value of fully benefit-responsive contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of the total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan's fiscal year end. Part I and Part II are effective for fiscal years beginning after December 15, 2015, and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015, and should be applied prospectively, with early application permitted. The adoption of

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2016 and 2015

Parts I and III had no effect on the financial statement presentation. The adoption of Part II eliminated the requirement to disaggregate investments by nature, characteristics and risk. The adoption has been reflected in Note 4.
In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. This guidance requires the disclosure of the Plan's dollar amount of their interest in each general type of investment held by the master trust. In addition, the guidance requires disclosure of the master trust's other asset and liability balances and the Plan's interest in each of those other assets and liability balances. This guidance requires retrospective application and is effective for annual reporting periods beginning on or after December 15, 2018. Early adoption is permitted. The Company does not expect the adoption of this accounting guidance to have a significant impact on the Plan’s financial statements.

3	Fair Value Measurements
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

Level 1	Inputs to the valuation methodology are based on quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Observable inputs other than Level 1. Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Level 3	Inputs to the valuation methodology are unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Not all assets held in the Master Trust are available for investment by participants of the Plan. Other than ASU 2015-07, there have been no changes in the methodologies used as of December 31, 2016 and 2015. There have been no significant transfers between Level 1 and Level 2 categories. Following is a description of the valuation methodologies used for the assets measured at fair value.
Ingersoll-Rand Stock Fund: The Ingersoll-Rand Stock Fund represents investment in IR-plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. The shares of the fund are valued at the daily net asset value (“NAV”) of shares held by the Master Trust at year end. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of IR-plc, which is traded on the NYSE and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments.
Schlumberger (formerly Cameron) Stock Fund: The Schlumberger Stock Fund represents investment in shares of Schlumberger Limited. On April 1, 2016, Schlumberger Limited purchased all outstanding shares of Cameron International Corporation. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. The Schlumberger Stock Fund is a closed investment option, available only to participants in the Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant. The fund invests in shares of Schlumberger Limited, which is traded on the NYSE and is valued at its quoted market price at the daily close of the NYSE. The Schlumberger Stock Fund was eliminated

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2016 and 2015

effective August 24, 2016 with all remaining participant balances in the fund liquidated and reinvested in the Plan's target date retirement fund corresponding to the participant's date of birth. Such assets are classified as Level 1.
Allegion Stock Fund: The shares of the fund were valued at the daily NAV of shares held by the Master Trust at year end. NAV per share or the equivalent was used for fair value purposes as a practical expedient. NAVs were calculated by the investment manager or sponsor of the fund. The fund primarily invested in ordinary shares of Allegion, which is traded on the NYSE and was valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. The Allegion Stock Fund was eliminated effective November 30, 2015 with all remaining participant balances in the fund liquidated and reinvested in the Plan's target date retirement fund corresponding to the participant's date of birth.
Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange or active market, which represent the daily NAV of shares held by the Master Trust at year end. Investments in registered investment companies generally may be redeemed daily and are classified as Level 1.
Common collective trusts - index funds: These assets represent investment in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Common collective trusts - target date retirement funds: These assets represent investment in an asset mix that seeks to generate a level of risk and return appropriate for the fund’s particular time frame. The asset mix is determined by factors such as the investor’s age, projected level of risk aversion and the length of time until the principal will be withdrawn. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Separate accounts - fixed income bond funds: Investments are privately managed investments created for a single group of plans in a single master trust maintained by the employer. The fund seeks to maximize price appreciation and current income with volatility similar to its index, the Barclay U.S. Aggregate Bond Index. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. The fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Separate accounts - stable value funds: Investments are privately managed investments created for a single group of plans in a single master trust maintained by the employer. As the account primarily consists of investment contracts issued by financial institutions and other eligible stable value investments, the assets are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. There are no unfunded commitments or redemption frequency restrictions. Transfers to other investment funds could be limited under certain conditions. Such assets are classified as Level 2.
Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4	Investment in the Master Trust
The Plan’s investments are held in the Master Trust which was established for the investment of assets of the Plan and several other retirement plans sponsored by the Company. The assets of the Master Trust are held by Fidelity, the trustee for the Plan. Each participating retirement plan has an identifiable interest in the Master Trust; however, investment options for participants may vary by plan. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Master Trust on the basis of the adjusted value of each plan at each measurement date. As of December 31, 2016 and 2015, the Plan had a 1.03% and 1.08%, respectively, participation in the Master Trust.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2016 and 2015

Summarized Master Trust information follows at December 31:

	2016	2015
Investments, at fair value
Mutual funds	$375,178,274	$322,644,868
Self-directed brokerage accounts	302,715,812	279,854,045
Common collective trusts	2,363,704,938	2,243,013,900
Separate accounts	344,515,553	329,374,802
Ingersoll-Rand Stock Fund	862,147,714	702,688,416
Schlumberger (formerly Cameron) Stock Fund	—	1,804,966
Investments, at fair value	$4,248,262,291	$3,879,380,997

The following summarizes the net realized and unrealized (depreciation) appreciation of investments and interest and dividend income for the Master Trust for the years ended December 31:

	2016	2015
Investment income (loss):
Net appreciation (depreciation) in fair value of investments
Mutual funds	$31,034,661	$(35,214,995)
Self-directed brokerage accounts	15,702,537	(8,000,533)
Common collective trusts	127,968,265	38,013,463
Separate accounts	7,548,141	1,826,009
Ingersoll-Rand Stock Fund	216,157,182	(97,693,639)
Schlumberger (formerly Cameron) Stock Fund	75,061	797,208
Allegion Stock Fund	150,005	37,810,715
	398,635,852	(62,461,772)
Interest and dividend income	28,451,874	30,577,444
Total investment income (loss)	$427,087,726	$(31,884,328)

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2016 and 2015

The following summarizes the classification of the Master Trust investments by classification and method of valuation as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Master Trust
Investments at fair value:
Separate accounts:
Stable value funds	$—	$179,564,496	$—	$179,564,496
Mutual funds	375,178,274	—	—	375,178,274
Self-directed brokerage accounts	302,715,812	—	—	302,715,812
Total investments in the fair value hierarchy	677,894,086	179,564,496	—	857,458,582

Investments measured at net asset value: (a)
Common collective trusts:
Index funds				949,865,814
Target date retirement funds				1,413,839,124
Separate accounts:
Fixed income bond funds				164,951,057
Ingersoll-Rand Stock Fund				862,147,714
Total investments measured at net asset value				3,390,803,709
Investments, at fair value				$4,248,262,291
(a) In accordance with ASU 2015-07, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the summarized Master Trust Investments, at fair value earlier in this Note.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2016 and 2015

The following summarizes the classification of the Master Trust investments by classification and method of valuation as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Master Trust
Investments at fair value:
Separate accounts:
Stable value funds	$—	$152,471,304	$—	$152,471,304
Mutual funds	322,644,868	—	—	322,644,868
Self-directed brokerage accounts	279,854,045	—	—	279,854,045
Cameron Stock Fund	1,804,966	—	—	1,804,966
Total investments in the fair value hierarchy	604,303,879	152,471,304	—	756,775,183

Investments measured at net asset value: (a)
Common collective trusts:
Index funds				982,677,618
Target date retirement funds				1,260,336,282
Separate accounts:
Fixed income bond funds				176,903,498
Ingersoll-Rand Stock Fund				702,688,416
Total investments measured at net asset value				3,122,605,814
Investments, at fair value				$3,879,380,997

 (a) In accordance with ASU 2015-07, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the summarized Master Trust Investments, at fair value earlier in this Note.

5	Tax Status
The U.S. Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated October 14, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan management, the Committee and the Plan's counsel believe that the Plan is being operated in material compliance with the applicable requirements of the IRC.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

6	Party-In-Interest Transactions
Certain plan investments held in the Master Trust are managed by Fidelity Management Trust Company, the Plan’s trustee and recordkeeper. These transactions qualify as permitted party-in-interest transactions.
Certain Master Trust investments are units of the Ingersoll-Rand Stock Fund which primarily invests in ordinary shares of IR-plc. These transactions qualify as permitted party-in-interest transactions.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2016 and 2015

7	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to modify or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and applicable collective bargaining agreements. In the event of Plan termination, participants would become fully vested in any unvested Company contributions in accordance with applicable law.

8	Risks and Uncertainties
Through the Master Trust, the Plan provides for investment options in any combination of equity and fixed income investments in the U.S. and abroad through various investment options.  Investment asset classes are exposed to various risks, such as market, interest rate, inflation, foreign currency, economic, political and credit risks. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Schedule I

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

Plan Sponsor:	Ingersoll-Rand Company
Employer Identification:	13-5156640
Plan Number:	005

	Identity of issue, borrower lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
*	Plan's interest in Master Trust, excluding participant loans	Master Trust 1.03% participation	**	$43,942,298
	Notes receivable from participants ***	Due 01/01/2017 - 12/21/2020 5.25% 5.50%	—	369,333
	TOTAL ASSETS (Held at End of Year)			$44,311,631

*	Includes assets which represent permitted party-in-interest transactions to the Plan.

**	Cost information is not required for participant directed investments; therefore, this information is omitted.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INGERSOLL-RAND INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING UNIT EMPLOYEES AT THE BUFFALO, NEW YORK PLANT

Dated: June 23, 2017	By:	/s/ Paul Longstreet

Name: Paul Longstreet
Title: Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Cherry Bekaert LLP